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Leo Borchardt

Davis Polk & Wardwell London LLP 5 Aldermanbury Square London EC2V 7HR	020 7418 1334 tel 020 7710 4934 fax leo.borchardt@davispolk.com

CONFIDENTIAL

 October 11, 2019

Re:                             Centogene B.V.
Amendment No. 2 to the Draft Registration Statement on Form F-1
Submitted March 28, 2019
CIK No. 0001757097

Mr. Jonathan Burr

Ms. Pamela Howell
Ms. Brigitte Lippmann
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Burr, Ms. Howell and Ms. Lippmann:

On behalf of our client, Centogene B.V., a Dutch private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential amended draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) contained in the Staff’s letter dated April 8, 2019 (the “Comment Letter”).  In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is publicly filing a Registration Statement (the “Registration Statement”) together with this response letter.  The Registration Statement also contains certain additional updates and revisions.  We are also sending, under separate cover, a copy of the Registration Statement (including exhibits) and three marked copies of the Registration Statement showing the changes to the Amended Draft Registration Statement confidentially submitted on March 28, 2019.

Set forth below is the Company’s response to the Staff’s comment in the Comment Letter.  The response and information below are based on information provided to us by the Company.  For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment as well as a summary of the responsive actions taken.  We have included page numbers to refer to the location in the Registration Statement submitted herewith where the revised language addressing the comment appears.  Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

Davis Polk & Wardwell London LLP is a limited liability partnership formed under the laws of the State of New York, USA, and is authorised and regulated by the Solicitors Regulation Authority with registration number 566321.
Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

DRS/A submitted March 28, 2019

Principal Shareholders, page 147

1.                                      We note that Mr. Hubert Birner is listed as a beneficial owner of the shares held by TVM Life Science Ventures in footnote 3. Please revise Mr. Birner’s information in the principal shareholders table to clearly reflect the shares beneficially held through TVM Life Sciences Ventures.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 163-164 of the Registration Statement.

Please do not hesitate to contact me at +44 20 7418 1334 (telephone), +44 20 7710 4934 (fax) or leo.borchardt@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Leo Borchardt
Leo Borchardt

cc:                  Via E-mail

Prof. Arndt Rolfs, Chief Executive Officer

Centogene B.V.

Richard Stoffelen, Chief Financial Officer

Centogene B.V.